EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

LJ INTERNATIONAL OPENS SHENZHEN, CHINA OFFICE
IN MAJOR EXPANSION MOVE

     HONG KONG, Jan 7, 2003 — LJ International Inc. (NMS: JADE) today announced relocation of more than 600 workers from its Shantao, Guandong manufacturing plant to expanded space at its Shenzhen, China facility in the tax-free zone.

     The Company has purchased over 30,000 square feet and is in the process of purchasing additional 20,000 square feet of manufacturing space for approximately $1.13 million on three floors of a ten-story industrial building where LJI already occupies two floors. The relocation is expected to improve efficiency, decrease duplicated running costs in two locations and hence improve profit margins.

     “The Shenzhen plant expansion is a continuation of the LJI cost reduction drive which began in November 2001, and a major step towards profitably accommodating growing international orders and local China market demand,” according to Chairman and CEO Yu ChuanYih.

NEWS RELEASE — SHENZHEN, CHINA OFFICE
JANUARY 7, 2003

     “The new plant space will ultimately employ up to 800 factory workers, and the management processes will be certified by most major North America and European jewelry retailers,” Yih pointed out.

     “We expect the new facilities to be fully operational in six months,” Yih said. “This new space and location is vital to LJI’s operations to support our 2003 strategic plan to substantially improve LJI’s revenue and earnings,” he added.

     LJ International Inc. (NMS: JADE) is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward look statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)

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